TRIPATH TECHNOLOGY INC.

September 12, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Peggy Fisher

Re:	Tripath Technology Inc.
Registration Statement on Form S-1 (File No. 333-123551)

Acceleration Request

Requested Date: Tuesday, September 13, 2005

Requested Time: 4:30 PM Eastern Time

Dear Ms. Fisher:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tripath Technology Inc. (the “Company”), hereby requests that its Registration Statement on Form S-1 (File No. 333-123551) be declared effective on the “Requested Date” at the “Requested Time” set forth above, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TRIPATH TECHNOLOGY INC.

/s/ JEFFREY L. GARON

Jeffrey L. Garon

Vice President, Finance and Chief Financial Officer